FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 1, 2010

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	RBS Holdings N.V. – Interim Financial Report for the half year ended 30 June 2010

The following information was issued as a company announcement in Amsterdam, The Netherlands and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

 Item 1

 RBS Holdings N.V.
Interim Financial Report for the half year ended 30 June 2010

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

RBS Holdings N.V.
Interim results for the half year ended 30 June 2010

RBS Holdings N.V. (until 1 April 2010 named ABN AMRO Holding N.V.) is the parent company of The Royal Bank of Scotland N.V. (‘RBS N.V.’) consolidated group of companies and associated companies (‘RBS Holdings N.V. Group’).

RBS Holdings N.V. - 2010 Interim Results
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Highlights

RBS Holdings N.V. reports a loss from continuing operations for the first half of 2010 of EUR 541 million, compared with a loss of EUR 2,823 million in the first half of 2009

Key points
•	The first half of 2010 was marked by the legal separation of the Dutch State acquired businesses included in the new ABN AMRO Bank from the residual RBS acquired businesses on 1 April 2010.
•
Net Interest Income decreased in the first half of 2010 principally reflecting the significant changes in the structure of the balance sheet following transfers of businesses to The Royal Bank of Scotland plc in the course of 2009.

•
Non–interest income increased significantly from the loss reported in the first half of 2009 predominantly due to improvements in net trading income, where the business did not experience the large losses on trading counterparties as seen in first half of 2009. In addition, the Core businesses’ operating profit improved, which was largely due to progress in Global Banking & Markets mainly attributable to movements in credit spreads on a portfolio of credit default swaps, in comparison to high losses in the prior period.

•	Non-Core’s run-off programme remains on track, with sales of businesses in Latin America, Asia, Europe and the Middle East agreed in 2010.
•
Loan impairments were lower for the half year ended June 2010 due to lower specific commercial and retail provisions in comparison to large specific provisions that were made in the first half of 2009.

•
Total equity at 30 June 2010 was EUR 4.3 billion, a decrease of EUR 14.6 billion compared to 31 December 2009. Share premium and retained earnings decreased as a result of dividend distributions by RBS Holdings N.V. to RFS Holdings for the benefit of Santander and the Dutch State.

•
Discontinued operations recorded a EUR 950 million profit after tax mainly attributable to the gain on the sale of the Dutch State acquired businesses, compared with a EUR 176 million profit after tax for the prior year period.

RBS Holdings N.V. - 2010 Interim Results
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Cautionary statement on forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to RBS Holdings N.V. Group’s restructuring plans, capitalisation, portfolios, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan deposit ratios, funding and risk profile, RBS Holdings N.V. Group’s future financial performance, the level and extent of future impairments and write-downs and RBS Holdings N.V. Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general geopolitical and economic conditions in the Netherlands and in other countries in which RBS Holdings N.V. Group has significant business activities or investments e.g. the United Kingdom and the United States, the global economy and instability in the global financial markets, and their impact on the financial industry in general and on RBS Holdings N.V. Group in particular, the monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G7 central banks, inflation, deflation, unanticipated turbulence in interest rates, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices, changes in Dutch and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements, a change of Dutch or UK Government or changes to Dutch or UK Government policy, changes in RBS Holdings N.V. Group’s credit ratings, RBS Holdings N.V. Group‘s ability to attract or retain senior management or other key employees, changes in competition and pricing environments, the financial stability of other financial institutions, and RBS Holdings N.V. Group’s counterparties and borrowers, the value and effectiveness of any credit protection purchased by RBS Holdings N.V. Group, the extent of future write-downs and impairment charges caused by depressed asset valuations, the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V. Group’s businesses and assets, general operational risks, the ability to hedge certain risks economically, the ability to access sufficient funding to meet liquidity needs, the adequacy of loss reserves, acquisitions or restructurings, technological changes, changes in consumer spending and saving habits, and the success of RBS Holdings N.V. Group in managing the risks involved in the foregoing.

RBS Holdings N.V. - 2010 Interim Results
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Cautionary statement on forward-looking statements (continued)

The forward-looking statements made in this report speak only as of the date of publication of this report. RBS Holdings N.V. Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review

General information
RBS Holdings N.V. was formerly named ABN AMRO Holding N.V. until it changed its name to RBS Holdings N.V. on 1 April 2010 as part of the legal separation of the Dutch State acquired businesses. RBS Holdings N.V. Group is an international banking group offering a wide range of banking products and financial services on a global basis.

On 17 October 2007 RFS Holdings B.V. (‘RFS Holdings’), a company incorporated in the Netherlands by The Royal Bank of Scotland Group plc (‘RBS Group’), Fortis N.V., Fortis SA/N.V. (‘Fortis’) and Banco Santander SA (‘Santander’), (the ‘consortium members’) acquired 85.6% of ABN AMRO Holding N.V. After the acquisition, ABN AMRO Holding N.V. applied for de-listing of its ordinary shares from Euronext Amsterdam and the New York Stock Exchange. Through subsequent purchases RFS Holdings increased its stake in ABN AMRO Holding N.V. to 99.3% as at 31 December 2007. The de-listing of the ABN AMRO Holding N.V. ordinary shares and the (formerly convertible) preference shares with a nominal value of EUR 2.24 each, from Euronext Amsterdam and the de-listing of its American Depositary Shares (‘ADSs’) from the New York Stock Exchange were both effected on 25 April 2008. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in ABN AMRO Holding N.V. from minority shareholders and this procedure was completed on 22 September 2008. As a result, in 2008 RFS Holdings became the sole shareholder of ABN AMRO Holding N.V.

On 3 October 2008, the Dutch State acquired all Fortis’ businesses in The Netherlands, including the Fortis share in RFS Holdings. On 21 November 2008, the Dutch State announced its intention to integrate the Dutch State acquired businesses of ABN AMRO Holding N.V. with Fortis Bank (Nederland) N.V. after completion of the legal demerger and legal separation processes, discussed within this report. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings.

RFS Holdings is controlled by RBS Group, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of RBS Holdings N.V. The consolidated financial statements of RBS Holdings N.V. are included in the consolidated financial statements of RBS Group.

The financial information contained in the interim report has been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, which varies in certain significant respects from accounting principles generally accepted in the United States or ‘US GAAP’.

Update on separation activity
On 6 February 2010 ABN AMRO Bank N.V. (as it was then named) successfully executed the deed of demerger in accordance with the demerger proposal filed with the Amsterdam Chamber of Commerce on 30 September 2009, thereby demerging the majority of the Dutch State acquired businesses into a new legal entity, ABN AMRO II N.V. Additionally, as part of the overall separation process, some subsidiaries and assets and liabilities were separately transferred to the new legal entity ahead of the execution of the legal demerger. Some further assets and liabilities were separately transferred to the new legal entity at the time of the legal demerger.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Effective at the same date, the existing legal entity ABN AMRO Bank N.V., from which the Dutch State acquired businesses were demerged, was renamed RBS N.V. and the legal entity into which the Dutch State acquired businesses were demerged was also renamed, from ABN AMRO II N.V. to ABN AMRO Bank N.V. (‘new ABN AMRO Bank’). RBS N.V. and new ABN AMRO Bank were wholly owned by RBS Holdings N.V. until legal separation on 1 April 2010.

Immediately before legal separation on 1 April 2010 RBS Holdings N.V. made a dividend distribution to RFS Holdings of EUR 1.5 billion for the benefit of Santander.  After this payment, the indirect interest of Santander has decreased to its share in the remaining Shared Assets.

Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., a newly incorporated entity owned by the Dutch State. Some assets and liabilities of the Dutch State acquired businesses could not be transferred to the new ABN AMRO Bank N.V. before legal separation and therefore remain temporarily in RBS N.V. Assets represent 0.26% of RBS Holdings N.V.’s assets as at 30 June 2010.

As at 30 June 2010, the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or alternatively transferred by the consortium members, the so-called ‘Shared Assets’, in which each of the consortium shareholders has a joint and indirect interest represent 0.34% of RBS Holdings N.V.’s assets as at 30 June 2010.

Following the legal separation, RBS Holdings N.V. has one direct subsidiary, RBS N.V., a fully operational bank within the RBS Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. As announced on 1 April 2010, RBS N.V. has appointed new Supervisory and Managing Boards. RBS Holdings N.V. is governed by the same boards.

Organisational structure
Following the successful demerger of the majority of the Dutch State acquired businesses into the new ABN AMRO Bank, the Dutch State acquired businesses are classified as discontinued operations and no longer represent a separate segment. Profits from discontinued operations include the related operating results and the gain on sale. The comparative income statement figures for the year 2009 have been restated. Any remaining Dutch State acquired assets and liabilities are presented as assets and liabilities of businesses held for sale as at 30 June 2010. Comparative balance sheet figures have not been restated.

To reflect the focus of and the governance created by the Managing Board on the RBS acquired businesses, RBS Holdings N.V. comprises four reportable segments, namely Global Banking & Markets (‘GBM’), Global Transactional Services (‘GTS’) and Central Items, together the ‘Core’ segments, and the Non-Core segment.

The GBM segment represents the business providing an extensive range of debt and equity financing, risk management and investment services as a leading banking partner to major corporations and financial institutions around the world. The GBM business within RBS Holdings N.V. is organised along four principal business lines: Global Lending, Equities, Short Term Markets & Funding and Local Markets.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

GTS provides global transaction services, offering Global Trade Finance, Transaction Banking and International Cash Management.

The Central Items segment includes group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources. Central Items manages RBS Holdings N.V. Group’s capital resources, statutory and regulatory obligations and provides services to the branch network.

The Non-Core segment contains a range of businesses and asset portfolios managed separately that RBS Holdings N.V. Group intends to run off or dispose of, in line with RBS Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or alternatively transferred by the consortium members, the so-called ‘Shared Assets’, in which each of the consortium shareholders has a joint and indirect interest.

RBS strategic review
As part of their annual results release on 26 February 2009, RBS Group outlined further updates to its strategic restructuring plan, initially announced in RBS Group’s 2008 annual results. RBS Holdings N.V. has been restructured into Core and Non-Core components. RBS Group expects to substantially run down or dispose of the businesses, assets and portfolios within the Non-Core division by 2013 and has announced the sales of businesses in Latin America, Asia, Europe and the Middle East.

EC remedy
On 26 November 2009, RBS Group entered into a State Aid Commitment Deed with HM Treasury of the United Kingdom government, containing commitments and undertakings given by RBS Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State aid provided to RBS Group. As part of these commitments, RBS Group agreed that RBS Holdings N.V. will not pay investors any coupons on, or exercise any call rights in relation to, the hybrid capital instruments issued by RBS N.V. listed below, unless in any such case there is a legal obligation to do so, for an effective period of two years. RBS Holdings N.V. Group is also subject to restrictions on the exercise of call rights in relation to its other hybrid capital instruments.

–	5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V (formerly ABN AMRO Capital Funding Trust V) (US74928K2087)
–	6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI (formerly ABN AMRO Capital Funding Trust VI) (US74928M2044)
–	6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII (formerly ABN AMRO Capital Funding Trust VII) (US74928P2074)

RBS Holdings N.V. has announced that the start date for the two-year distribution restriction period in relation to the hybrid capital instruments will be 1 April 2011.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Results of operations for the half year ended 30 June 2010

The following table sets out selected information relating to RBS Holdings N.V. for the half years ended 30 June 2010 and 2009.

EUR in millions	First Half 2010	Restated First Half 20091

Net interest income	550	877

Net fee and commission income	327	527
Net trading income	755	152
Results from financial transactions	81	(1,755)
Other income/(loss)	(115)	46

Total income/(loss)	1,598	(153)

Operating expenses	(1,849)	(2,310)
Loan impairment and other credit risk provisions	(224)	(1,113)

Total expenses	(2,073)	(3,423)

Operating loss before tax	(475)	(3,576)
Tax	(66)	753

Loss from continuing operations	(541)	(2,823)
Profit from discontinued operations	950	176

Profit/(loss) for the reporting period	409	(2,647)
(1) The first half of 2009 has been restated for the classification of the Dutch state acquired businesses as discontinued operations.

Total income
Total income was EUR 1,598 million compared with a loss of EUR 153 million in the first half of 2009.

Net interest income
Net interest income decreased by EUR 327 million, principally reflecting the significant changes in the structure of the balance sheet following transfers of businesses to The Royal Bank of Scotland plc (‘RBS plc’) in the course of 2009, including the transfer of conduit portfolios. In addition, net interest income was impacted by the overall interest margin pressure.

Net fee and commission income
Net fee and commission income has decreased by EUR 200 million. The decrease in income is due to reduced business origination and activity following transfers of businesses to RBS plc.

Net trading income
The increase in net trading income of EUR 603 million, mainly relates to the non reoccurrence of high losses on counterparty Credit Valuation Adjustments (‘CVA’) of EUR 1,048 million in the prior year against monoline insurers and a gain in the first half of 2010 of EUR 88 million against other parties. Additionally, write-offs on Collateralised Debt Obligations (‘CDO’) in the first half of 2010 were EUR 231 million lower. Exposures to monoline insurers and CDOs were substantially risk transferred to RBS plc in the first half of 2009.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Results of operations for the half year ended 30 June 2010 (continued)

The trading income was adversely affected by the favourable market conditions seen in the first half of 2009, specifically in Asia in the foreign exchange swaps and derivatives trading and in the Americas in the currency trading in emerging market government bonds and options.

Results from financial transactions
The increase in gains from financial transactions of EUR 1,836 million is mainly attributable to non reoccurrence of the fair value losses on a portfolio of credit default swaps, used to hedge the loan book following the tightening of the credit spreads in the first half of 2009. Additionally, 2009 saw significant losses on sales and transfers of the credit and loan portfolios, as well as losses arising from tightening of own credit spreads impacting fair valued liabilities.

Other income
Other income decreased by EUR 161 million to a loss of EUR 115 million reflecting higher Non Core business disposal losses.  This was largely due to losses on the sale of businesses in Latin America, Asia, Europe and the Middle East.

Operating expenses
Operating expenses decreased by EUR 461 million compared to the prior period. This reflects the transfer of business to RBS plc, thus reducing the scale of operations within RBS Holdings N.V. and the 2009 charges related to costs incurred on the sale of businesses in Asia and the related goodwill impairments.

Loan impairment and other credit risk provisions
Loan impairments in the first half of 2010 amounted to EUR 224 million as compared to EUR 1,113 million in the first half of 2009. Large specific provisions were made in the first half of 2009 reflecting the challenging credit environment. For the half year ended June 2010 there are lower specific commercial and retail provisions, especially on consumer and card lending in Asia and Middle East. For the half year ended June 2010, loan impairments include a benefit of EUR 174 million of loss compensation from the asset protection scheme (‘APS’) back-to-back agreement with RBS plc, entered into at the end of 2009.

Profit from discontinued operations
Discontinued operations recorded a EUR 950 million profit after tax compared with a EUR 176 million profit after tax for the prior year period. The results from discontinued operations are mainly attributable to the gain on the sale by RBS Holdings N.V. on 1 April 2010, of Dutch State acquired businesses included in the new ABN AMRO Bank.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2010 by segment
From 1 January 2010, the control structure of RBS Holdings N.V. Group has been aligned to reflect the governance created by the Managing Board on the RBS acquired businesses and remaining Shared Assets. The results of operations for the half year ended 30 June 2009 have been restated to reflect these changes.

The following table sets out the operating profit/(loss) before tax, relating to the core segments (GBM, GTS, Central items) and the Non-Core segment for the half years ended 30 June 2010 and 2009.

EUR in millions	First Half 2010	Restated First Half 2009

Operating profit/(loss) before tax
Global Banking and Markets	206	(677)
Global Transaction Services	(3)	68
Central Items	(284)	(516)

Total Core	(81)	(1,125)
Non-Core	(394)	(2,451)

Total	(475)	3,576

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Results of operations for the half year ended 30 June 2010 by segment (continued)

The following table sets out selected information relating to the GBM segment for the half years ended 30 June 2010 and 2009.

Global Banking and Markets	First Half 2010	Restated First Half 2009
EUR in millions

Net interest income	221	408

Net fee and commission income	153	313
Net trading income	625	1,188
Results from financial transactions	219	(1,323)
Other income	-	20

Non-interest income	997	198

Total income	1,218	606

Operating expenses	(918)	(1,114)
Loan impairment and other credit risk provisions	(94)	(169)

Total expenses	(1,012)	(1,283)

Operating profit/(loss) before tax	206	(677)

Operating profit before tax was EUR 206 million compared with a loss of EUR 677 million in the first half of 2009.

Total income
Total income increased by EUR 612 million to EUR 1,218 million. The improvement is mainly due to increased gains from financial transactions of EUR 1,542 million. This is partially offset by a reduction in interest income, net fee and commission income and trading income reflecting transfers of business to RBS plc as well as unfavourable market conditions.

Net interest income
Net interest income decreased by EUR 187 million, as a result of a sharp fall in money markets revenue in comparison to the comparative period, which benefited from rapidly falling short term interest rates which generated exceptional revenue opportunities.

Non-interest income
Non-interest income increased by EUR 799 million to EUR 997 million. The improvement reflects increased gains from financial transactions of EUR 1,542 million. This is mainly attributable to movements in credit spreads, compared to the prior year when fair value losses were recognised on a portfolio of credit default swaps used to hedge the loan book following tightening of credit spreads. In addition, own credit gains increased by EUR 168 million on the prior period (of which EUR 30 million was realised) and the first half of 2009 saw significant losses on the sale of portfolios to RBS plc.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Results of operations for the half year ended 30 June 2010 by segment (continued)

Non-interest income (continued)
The improvement in gains from financial transactions is partly offset by a EUR 563 million decrease in net trading income as a result of the absence of the favourable market conditions as they prevailed in the first half of 2009, specifically in Asia in the foreign exchange swaps and derivatives trading and in the Americas in the currency trading in emerging market government bonds and options.  It is also offset by a decrease of EUR 160 million in net fee and commission income which is due to reduced business origination and activity resulting in lower brokerage fees following transfers of business to RBS plc, specifically the Debt Capital Markets Business. In addition, the decrease is due to a weaker performance in the first half of 2010 in the UK equities market.

Operating expenses
Operating expenses have decreased by EUR 196 million from EUR 1,114 million for the first half of 2009. This reflects the transfer of business to RBS plc, thus reducing the scale of operations in 2010.

Loan impairments
Loan impairments in the first half of 2010 amounted to EUR 94 million in comparison to EUR 169 million in the same period in 2009. 2010 impairments reflect a small number of single name provisions.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Results of operations for the half year ended 30 June 2010 by segment (continued)

The following table sets out selected information relating to the GTS segment for the half years ended 30 June 2010 and 2009.

Global Transaction Services	First Half 2010	Restated First Half 2009
EUR in millions

Net interest income	153	183

Net fee and commission income	150	175
Net trading income	1	9
Results from financial transactions	-	-
Other income/(loss)	(5)	2

Non-interest income	146	186

Total income	299	369

Operating expenses	(302)	(293)
Loan impairment and other credit risk provisions	-	(8)

Total expenses	(302)	(301)

Operating (loss)/profit before tax	(3)	68

Operating loss before tax was EUR 3 million, a decrease of EUR 71 million from the prior period.

Total income
Total income decreased by EUR 70 million to EUR 299 million. This is mainly due to a decrease in net interest income and net fee and commission income.

Net interest income
Net interest income decreased by EUR 30 million following transfers of businesses to RBS plc in the course of 2009 and lower interest margins from transactions in Asia and Eastern Europe in 2010.

Non-interest income
The fall in non-interest income relates to the decrease in net fee and commission income in the Netherlands, due to client attrition in the second half of 2009, as well as in Asia due to lower margins on trade settlement products as the risk profile of the region improved.

Operating expense
Operating expenses have increased by EUR 9 million from EUR 293 million for the first half of 2009, reflecting a slight headcount increase compared to the prior period due to global network staff reallocations.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Operating and financial review (continued)

Results of operations for the half year ended 30 June 2010 by segment (continued)

The following table sets out selected information relating to the Central Items segment for the half years ended 30 June 2010 and 2009.

Central Items	First Half 2010	Restated First Half 2009
EUR in millions

Net interest income/(loss)	(98)	(235)

Net fee and commission income/(loss)	1	(104)
Net trading income	122	117
Results from financial transactions	(104)	(86)
Other income/(loss)	9	(46)

Non-interest income/(loss)	28	(119)

Total income	(70)	(354)

Operating expenses	(214)	(162)
Loan impairment and other credit risk provisions	-	-

Total expenses	(214)	(162)

Operating loss before tax	(284)	(516)

Operating loss before tax was EUR 284 million compared with a loss of EUR 516 million in the first half of 2009.

Total income
Total income increased by EUR 284 million to a loss of EUR 70 million. This is mainly due to improvements in net interest and net fee and commission results.

Net interest income
Net interest income improved by EUR 137 million due to lower term funding requirements reflecting a reduction in the balance sheet following transfers of business to RBS plc.

Non-interest income
The increase in non-interest income relates to an improvement in net fee and commission income, which is due to the reduction in volume of treasury related activities over the course of 2009. This is offset by a decrease of results from financial transactions due to losses on the sales of Spanish, Greek and Portuguese bonds.

Operating expense
Operating expenses have increased by EUR 52 million to EUR 214 million for the first half of 2010. This is mainly attributable to a bonus tax top up relating to 2009, due to a change in legislation effective in 2010.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Results of operations for the half year ended 30 June 2010 by segment (continued)

The following table sets out selected information relating to the Non-Core segment for the half years ended 30 June 2010 and 2009.

Non-Core	First Half 2010	Restated First Half 2009

EUR in millions

Net interest income	274	521

Net fee and commission income	23	143
Net trading income/(loss)	7	(1,162)
Results from financial transactions	(34)	(346)
Other income/(loss)	(119)	70

Non-interest loss	(123)	(1,295)

Total income/(loss)	151	(774)

Operating expenses	(415)	(741)
Loan impairment and other credit risk provisions	(130)	(936)

Total expenses	(545)	(1,677)

Operating loss before tax	(394)	(2,451)

Operating loss before tax was EUR 394 million compared with a loss of EUR 2,451 million in the first half of 2009.

Total income
Total income increased by EUR 925 million to EUR 151 million. This is due to an increase in net trading income of EUR 1,169 million and an increase in results from financial transactions of EUR 312 million, which is partly offset by a decrease in net interest income and in other income.

Net interest income
Net interest income decreased by EUR 247 million. This reflects the significant changes in the composition of assets and liabilities in the balance sheet following the disposal of businesses in Asia and Latin America and transfers of businesses to RBS plc in the course of 2009, including the transfer of multi-seller conduit portfolios.  In addition, interest income was impacted by the overall interest margin pressure.

Non-interest income
The improvement in the non-interest result relates to the increase in net trading income, which is due to the non reoccurrence of high losses in the prior year on counterparty CVA against monoline insurers following transfers of the positions to RBS plc. The loss from financial transactions includes mark to market gains of EUR 111 million on the credit default swap entered into with RBS plc in December 2009 as part of the APS back-to-back agreement as well as an improvement of EUR 171 million on the result of CDS hedges.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Results of operations for the half year ended 30 June 2010 by segment (continued)

Non-interest income (continued)
This is partly offset by a decrease in other income of EUR 189 million reflecting higher business disposal losses. This was largely due to losses on the sale of businesses in Latin America, Asia, Europe and the Middle East. In addition, net fee and commission income decreased by EUR 120 million largely due to the fee payable for the APS back-to-back agreement in 2010.

Operating expense
Operating expenses have decreased by EUR 326 million from EUR 741 million for the first half of 2009. This results mainly from the 2009 charges related to costs incurred on the sale of businesses in Asia and the related goodwill impairments.

Loan impairments
Loan impairments in the first half of 2010 amounted to EUR 130 million, as compared to EUR 936 million in the first half of 2009. Large specific provisions were made in the first half of 2009 reflecting the challenging credit environment. For the half year ended June 2010, there are lower specific commercial and retail provisions, especially on consumer and card lending in Asia and Middle East. For the half year ended June 2010, loan impairments include a benefit of EUR 174 million of loss compensation from the asset protection scheme (‘APS’) back-to-back agreement with RBS plc, entered into by the end of 2009.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Analysis of the balance sheet movements

The following is an analysis, by significant balance sheet category, of movements between 30 June 2010 and 31 December 2009.

EUR in millions	30 June 2010	Proforma 31 December 20091	31 December 2009

Assets
Cash and balances at central banks	7,243	27,580	28,382
Financial assets held for trading	68,446	73,830	78,058
Financial investments	53,452	54,744	74,897
Loans and advances to banks	24,831	22,279	39,659
Loans and advances to customers	62,618	69,023	218,246
Other assets	20,201	15,176	25,214
Assets of businesses held for sale	4,626	4,889	4,889

Total assets	241,417	267,521	469,345

Liabilities
Financial liabilities held for trading	51,655	59,743	62,687
Due to banks	42,893	41,568	46,145
Due to customers	55,947	52,866	196,648
Issued debt securities	59,544	72,209	95,660
Provisions	1,142	1,131	4,790
Liabilities of businesses held for sale	4,450	8,894	8,894
Other liabilities	13,897	9,137	21,061
Subordinated liabilities	7,611	7,331	14,544

Total liabilities	237,139	252,879	450,429

Equity
Equity attributable to non-controlling interests	34	28	36
Equity attributable to shareholders of the parent company	4,244	14,610	18,880

Total equity	4,278	14,638	18,916

Total equity and liabilities	241,417	267,517	469,345
(1) Proforma balances as at 31 December 2009, to exclude Dutch State acquired businesses included in the new ABN AMRO Bank.

The balance sheet of RBS Holdings N.V. has significantly changed as a result of the finalisation of the legal separation on 1 April 2010.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Total assets
RBS Holdings N.V.’s total assets amounted to EUR 241.4 billion as at 30 June 2010, a decrease of EUR 227.9 billion since December 2009. The decrease in the balance sheet categories Loans and advances to customers and Other assets is mostly due to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

Cash and balances at central banks
Cash and balances at central banks has decreased due to a reduction in surplus cash balances held at central banks and other liquid assets, which had been built up as a prudent measure ahead of the legal separation of the Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010. Following successful separation, the liquid assets and associated short-term wholesale funding were managed down to business as usual levels.

Financial assets held for trading
The decrease in financial assets held for trading of EUR 9.6 billion is partly attributable to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank, the novation to RBS plc of derivative financial instruments and the lower volume of over the counter traded derivatives.

Financial investments
The decrease in financial investments of EUR 21.5 billion reflects the sale of Dutch State acquired businesses as well as a decrease in the fair value of government securities.

Loans and advances to banks
Loans and advances to banks decreased by EUR 14.9 billion to EUR 24.8 billion at 30 June 2010 compared to the balance of EUR 39.7 billion at 31 December 2009. This decrease is predominantly attributable to a decrease in time deposits placed of EUR 7.5 billion due to a dividend settlement with Santander, as well as the sale of Dutch State acquired businesses included in the new ABN AMRO Bank.

Total liabilities
The balance sheet categories Financial liabilities held for trading, Due to banks, Due to customers, Issued debt securities, Subordinated liabilities, Provisions and Other liabilities have significantly decreased due to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank N.V. on 1 April 2010.

Equity
Total equity at 30 June 2010 was EUR 4.3 billion, a decrease of EUR 14.6 billion compared to 31 December 2009. This was mainly due to a decrease in share premium and retained earnings as a result of the EUR 9.0 billion dividend distributions by RBS Holdings N.V. to RFS Holdings for the benefit of Santander, coupled with a EUR 6.5 billion dividend distribution for the benefit of the Dutch State as part of the sale of the new ABN AMRO Bank on 1 April 2010.  In addition, during the period EUR 1.2 billion in unrealised losses were recorded in other comprehensive income predominantly relating to available-for-sale debt securities. Cash flow hedging reserves improved by EUR 1.0 billion due to the realisation of reserves following the sale of the new ABN AMRO Bank. In order to capitalise the remaining shared assets and the remaining Dutch State acquired businesses, Santander and the Dutch state injected EUR 0.1 billion and EUR 0.3 billion, respectively in capital.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Operating and financial review (continued)

Participation in UK Government's Asset Protection Scheme
On 22 December 2009 RBS N.V. and RBS plc entered into two asset protection scheme back-to-back contracts in relation to the RBS N.V. Covered Assets (the Contracts) to de-risk future earnings. These agreements provide RBS N.V. with 100% protection over a specific portfolio of covered assets.

Fees of EUR 108 million for the APS back-to-back agreement where charged to income for the first half of 2010. This half year’s positive fair value change includes mark to market gains of EUR 111 million on the credit default swap. Loan impairments for the first six months reflect a benefit of EUR 174 million of loss compensation under the APS back-to-back agreement with RBS plc.

RBS Holdings N.V. - 2010 Interim Results
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Operating and financial review (continued)

Key metrics

EUR in millions	30 June 2010	Proforma 31 December 20091	31 December 2009

Balance sheet
Funded balance sheet2	199,558	216,771	415,111
Total assets	241,417	267,521	469,345
Total REIL and PPL 3	2,801	5,007	8,774
Risk elements in lending as a % of loans and advances	4.3%	7.4%	3.9%
Provision balance as % of REIL/PPL 3	67%	72%	68%
Loan:deposit ratio (net of provisions)	112%	131%	111%

(1) Proforma balances as at 31 December 2009, to exclude Dutch State acquired businesses included in the new ABN AMRO Bank.
(2) Funded balance sheet is defined as total assets less derivatives.
(3) RBS Holdings N.V. classifies impaired assets as either Risk Elements in Lending (REIL) or Potential Problem Loans (PPL). REIL represents non-accrual loans, loans that are accruing but are past due 90 day and restructured loans. PPL represents impaired assets which are not included in REIL but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

EUR in millions	30 June 2010	31 December 2009

Capital ratios
Risk-weighted assets	89,020	117,535
Core Tier 1 ratio	6.1%	16.9%
Tier 1 ratio	7.9%	19.9%
Total capital ratio	12.1%	25.5%

Capital ratios
With effect from 30 June 2010, RBS Holdings N.V. Group has migrated to Basel II status, applying AIRB for the majority of credit risk and the standardised approach for operational risk.  The risk-weighted assets and capital ratios as published in the 2009 Annual Report included Dutch State acquired businesses included in the new ABN AMRO Bank as well as capital of Santander and were based on Basel I.  On a proforma basis, the Tier 1 capital ratio for RBS Holdings N.V. Group excluding Dutch State acquired businesses included in the new ABN AMRO Bank and Santander capital as at 31 December 2009, applying Basel I was 16.9%.  On a proforma basis the Tier 1 capital ratio for RBS Holdings N.V. Group excluding Dutch State acquired businesses included in the new ABN AMRO Bank and Santander capital as at 31 December 2009 and applying Basel II was 8.8%. Following the migration to Basel II, RBS Holdings N.V. Group remains well capitalised and is committed to maintaining sound capital ratios.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Condensed Consolidated Financial Statements

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Condensed consolidated Income statement
for the half year ended 30 June 2010 (unaudited)

EUR in millions	Note	First half 2010	Restated First half 2009	Restated Full year 2009

Interest income		2,233	3,253	5,644
Interest expense		(1,683)	(2,376)	(3,975)

Net interest income		550	877	1,669

Fees and commission income		567	698	1,442
Fees and commission expense		(240)	(171)	(419)

Net fee and commission income		327	527	1,023
Net trading income		755	152	1,452
Results from financial transactions	3	81	(1,755)	(2,511)
Share of result in equity accounted investments		32	(22)	(58)
Other operating income/(loss)		(147)	53	(207)
Income of consolidated private equity holdings		-	15	27

Total income/(loss)		1,598	(153)	1,395

Personnel expenses		(1,067)	(1,017)	(2,108)
General and administrative expenses		(697)	(909)	(1,856)
Depreciation and amortisation		(85)	(377)	(645)
Goods and materials of consolidated private equity holdings		-	(7)	(12)

Operating expenses		(1,849)	(2,310)	(4,621)

Loan impairment and other credit risk provisions	5	(224)	(1,113)	(1,621)

Total expenses		(2,073)	(3,423)	(6,242)

Operating loss before tax		(475)	(3,576)	(4,847)
Tax	6	(66)	753	465

Loss from continuing operations		(541)	(2,823)	(4,382)
Profit/(loss) from discontinued operations	9	950	176	(18)

Profit/(loss) for the reporting period		409	(2,647)	(4,400)
Non controlling interests		2	2	(1)
Shareholders of the parent company		407	(2,649)	(4,399)

The accompanying notes on pages 28 to 38 form an integral part of these financial statements.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2010 (unaudited)

EUR in millions	Note	First half 2010	First half 2009	Full year 2009

Profit/(loss) for the reporting period		409	(2,647)	(4,400)

Other comprehensive income/(loss):
Currency translation account		249	(409)	(296)
Available-for-sale financial assets		(1,647)	(961)	20
Cash flow hedging reserve		1,299	(269)	(254)
Income tax relating to components of other comprehensive income		130	406	138

Other comprehensive income/(loss) for the period, net of tax	4	31	(1,233)	(392)

Total comprehensive income/(loss) for the period, net of tax		440	(3,880)	(4,792)

Attributable to:
Non controlling interests		(2)	(7)	5
Shareholders of the parent company		442	(3,873)	(4,797)

		440	(3,880)	(4,792)

The accompanying notes on pages 28 to 38 form an integral part of these financial statements.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Condensed consolidated statement of financial position
at 30 June 2010 (unaudited)

EUR in millions	Note	30 June 2010	31 December 2009

Assets
Cash and balances at central banks	12	7,243	28,382
Financial assets held for trading		68,446	78,058
Financial investments		53,452	74,897
Loans and advances to banks		24,831	39,659
Loans and advances to customers		62,618	218,246
Equity accounted investments		612	856
Property and equipment		327	1,961
Goodwill and other intangibles		173	645
Assets of businesses held for sale	10	4,626	4,889
Accrued Income and prepaid expenses		2,528	5,871
Tax assets	6	6,604	6,022
Other assets		9,957	9,859

Total assets		241,417	469,345

Liabilities
Financial liabilities held for trading		51,655	62,687
Due to banks		42,893	46,145
Due to customers		55,947	196,648
Issued debt securities		59,544	95,660
Provisions		1,142	4,790
Liabilities of businesses held for sale	10	4,450	8,894
Accrued expenses and deferred income		2,865	6,994
Tax liabilities	6	521	578
Other liabilities		10,511	13,489
Subordinated liabilities		7,611	14,544

Total liabilities		237,139	450,429

Equity
Share capital		1,852	1,852
Share premium		1,737	11,943
Retained earnings		2,232	6,697
Net losses not recognised in the income statement		(1,577)	(1,612)

Equity attributable to shareholders of the parent company		4,244	18,880
Equity attributable to non-controlling interests		34	36

Total equity		4,278	18,916

Total equity and liabilities		241,417	469,345

The accompanying notes on pages 28 to 38 form an integral part of these financial statements.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2010 (unaudited)

EUR in millions	Note	First half 2010	First half 2009	Full year 2009

Share capital
At beginning of period		1,852	1,852	1,852

Balance at end of period		1,852	1,852	1,852

Share premium account
At beginning of period		11,943	5,343	5,343
Share premium increase		465	3,000	6,600
Dividends distributed to the shareholders of the parent company	8	(10,671)	-	-

Balance at end of period		1,737	8,343	11,943

Other reserves including retained earnings
At beginning of period		6,697	11,096	11,096
Profit/(loss) attributable to shareholders of the parent company		407	(2,649)	(4,399)
Dividends distributed to the shareholders of the parent company	8	(4,863)	-	-
Other changes		(9)	-	-

Balance at end of period		2,232	8,447	6,697

Net income/(losses) not recognised in the income statement

Currency translation account
At beginning of period		299	517	517
Other comprehensive income/(loss) for the period	4	286	(298)	(218)

Balance at end of period		585	219	299

Net unrealised income/(losses) on available-for-sale assets
At beginning of period		(840)	(865)	(865)
Other comprehensive (loss)/income for the period	4	(1,225)	(713)	25

Balance at end of period		(2,065)	(1,578)	(840)

Cash flow hedging reserve
At beginning of period		(1,071)	(866)	(866)
Other comprehensive income/(loss) for the period	4	974	(213)	(205)

Balance at end of period		(97)	(1,079)	(1,071)

Equity attributable to shareholders of the parent company at end of period		4,244	16,204	18,880

Non controlling interest
At beginning of period		36	46	46
Comprehensive (loss)/ income for the period		(2)	(7)	5
Repayment to non controlling interests		-	-	(15)

Equity attributable to non-controlling interests at end of period		34	39	36

Total equity at end of period		4,278	16,243	18,916

The accompanying notes on pages 28 to 38 form an integral part of these financial statements.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Condensed consolidated statement of cash flows
for the half year ended 30 June 2010 (unaudited)

EUR in millions	Note	First half 2010	First half 2009	Full Year 2009

Operating activities
Profit/(loss) for the period		409	(2,647)	(4,400)
Adjustments for non cash items		751	2,239	3,760
Movements in operating assets and liabilities		(18,586)	38,916	45,866

Other adjustments
Dividends received from equity accounted investments		1	-	33

Net cash flows from operating activities		(17,425)	38,508	45,259

Net cash flows from investing activities		(2,287)	(7,400)	(8,262)

Financing activities
Issuance of subordinated liabilities		-	17	2,619
Repayment of subordinated liabilities		(810)	(1,523)	(1,566)
Issuance of other long-term funding		287	3,528	9,797
Repayment and repurchase of other long term funding		(1,043)	(8,824)	(19,816)
Issuance of equity funding		465	3,000	6,600
Other		3	(1)	6
Dividends paid	8	(15)	-	-

Net cash flows from financing activities		(1,113)	(3,803)	(2,360)
Currency translation differences on cash and cash equivalents		572	(1,129)	(414)

Movement in cash and cash equivalents		(20,253)	26,176	34,223
Cash and cash equivalents at beginning of period		20,776	(13,447)	(13,447)

Cash and cash equivalents at end of period	12	523	12,729	20,776

The accompanying notes on pages 28 to 38 form an integral part of these financial statements.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements

1. Basis of preparation
RBS Holdings N.V.’s condensed consolidated financial statements for the half year ended 30 June 2010 are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the RBS Holdings N.V.’s (formerly ABN AMRO Holding N.V.) audited financial statements as part of the Annual Report for the year 2009, which was prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’).

The condensed consolidated financial statements are unaudited. In the opinion of management, all relevant disclosures necessary for an understanding of the changes in financial position and performance of RBS Holdings N.V. since the end of the last annual reporting period have been made.

The condensed consolidated financial statements are presented in euros, which is the functional and presentation currency of RBS Holdings N.V., rounded to the nearest million.

Certain amounts in the prior period have been reclassified to conform to the current presentations. These amounts include the restatement for the classification of the Dutch State acquired businesses as discontinued operations. Comparative segment figures have been restated to reflect the current organisation structure.

2. Accounting policies
The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2009, as described in those annual financial statements. Adoption of amendments to the following Standards and Interpretations applicable to this accounting period did not have an impact on the accounting policies, financial position or performance of RBS Holdings N.V. Group.

RBS Holdings N.V. has adopted the revised IFRS 3 Business Combinations and related revisions to IAS 27 Consolidated and Separate Financial Statements issued in January 2008 and also The International Financial Reporting Interpretations Committee’s (IFRIC) interpretation IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’ and the IASB’s consequential amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information. There have been no material acquisitions in the period and no disposals have been affected. In accordance with IFRS 5, before and after the amendment, the Dutch retail and other banking businesses that were transferred to the Dutch State on 1 April 2010 have been recognised as discontinued operations with consequent changes to the presentation of comparative financial information.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements (continued)

There are a number of other changes to IFRS that were effective from 1 January 2010. They have had no material effect on RBS Holdings N.V.

The IASB issued an amendment, ‘Group Cash-settled Share-based Payment Transactions‘, to IFRS 2 ‘Share-based Payment’ in June 2009 that will change the accounting for share awards by permitting accounting for equity settlement only by entities that either grant awards over their own equity or have no obligation to settle a share-based payment transaction. The amendment is effective for accounting periods beginning on or after 1 January 2010 and did not have an effect on RBS Holdings N.V.

The IASB published an amendment ‘Classification of Rights Issues’ to IAS 32 ‘Financial Instruments: Presentation’ and consequential revisions to other standards in October 2009 to improve the accounting for issues of equity for consideration fixed other than in the reporting entity’s functional currency. The amendment is effective for accounting periods beginning on or after 1 February 2010. It did not have an effect on RBS Holdings N.V.

April 2009 Annual Improvements to IFRS – making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; IAS 39 Financial Instruments: Recognition and Measurement - limited changes to IAS 39 issued in July 2008 clarifying that (a) a one-sided risk can be designated as a hedged risk, i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion. The amendments did not have a material effect on RBS Holdings N.V.

Recent developments in IFRS
The IASB reissued IAS 24, ‘Related Party Disclosures’, in November 2009 clarifying the existing standard and to provide certain exemptions for entities under government control. The revised standard is effective for annual periods beginning on or after 1 January 2011.

The IASB issued IFRS 9 ‘Financial Instruments’ in November 2009 simplifying the classification and measurement requirements in IAS 39 ‘Financial Instruments: Recognition and Measurement’ in respect of financial assets. This standard makes major changes to the framework for the classification and measurement of financial assets and will have a significant effect on RBS Holdings N.V.’s financial statements. The RBS Holdings N.V. Group is assessing this impact which also depends on the outcome of the other phases of IASB’s IAS 39 replacement project.

The IFRIC issued interpretation IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ in December 2009. The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. The interpretation, effective for RBS Holdings N.V.’s annual periods beginning on or after 1 January 2011, is not expected to have a material effect on RBS Holdings N.V.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements (continued)

3. Results from financial transactions

EUR in millions	First half 2010	Restated First half 2009	Restated Full year 2009

Net result on the sale of available-for-sale debt securities	(24)	(74)	(103)
Impairment of available-for-sale debt securities	-	-	(2)
Net result on the sale of loans and advances	(21)	(250)	(610)
Net result on available-for-sale equity investments	30	19	25
Net result on fair value changes in own credit risk and repurchase of own debt	243	(75)	174
Net result on other equity investments	(162)	(181)	(154)
Net result on risk mitigants	246	(1,352)	(2,113)
Other	(231)	158	272

Total	81	(1,755)	(2,511)

The net result on risk mitigants is related to swaps that are entered into to hedge credit risks on loans and advances, economically and on a portfolio basis. It also includes the realised result on the settlement of purchased guarantees.

4. Other comprehensive income

EUR in millions	First half 2010	First half 2009	Full year 2009

Other comprehensive income/(loss):
Currency translation account	249	(409)	(296)

Available-for-sale financial assets
(Losses)/gains arising during the period	(1,600)	(930)	75
Less: reclassification adjustments for (losses) included in profit or loss	(47)	(31)	(55)

	(1,647)	(961)	20

Cash flow hedging reserve
Gains/(losses) arising during the period	216	(336)	(253)
Less: reclassification adjustments for losses/(gains) included in profit or loss	1,083	67	(1)

	1,299	(269)	(254)

Other comprehensive loss	(99)	(1,639)	(530)
Income tax relating to components of other comprehensive loss	130	406	138

Other comprehensive income/(loss) for the period, net of tax	31	(1,233)	(392)

The majority of the available for sale unrealised losses pertain to changes in market rates on certain debt positions in Greece, Spain and Portugal.  No impairment has been recognised for these positions given Management’s assessment that payment obligations associated with these positions will be met on time and the full amount will be recovered.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements (continued)

4. Other comprehensive income (continued)

Tax effects of each component of other comprehensive income

EUR in millions	First half 2010			First half 2009			Full year 2009
	Before tax amount	Tax	Net of tax amount	Before tax amount	Tax	Net of tax amount	Before tax amount	Tax	Net of tax amount
Currency translation account	249	33	282	(409)	102	(307)	(296)	84	(212)
Available-for-sale financial assets	(1,647)	422	(1,225)	(961)	248	(713)	20	5	25
Cash flow hedging reserve	1,299	(325)	974	(269)	56	(213)	(254)	49	(205)

Other comprehensive income	(99)	130	31	(1,639)	406	(1,233)	(530)	138	(392)

The currency translation account includes other comprehensive income/(loss) attributable to non-controlling interests of EUR (4) million (First half 2009: EUR (9) million; Full year 2009: EUR 6 million)

5. Loan impairment and other credit risk provisions

EUR in millions	First half 2010	Restated first half 2009	Restated full year 2009

Balance at 1 January	5,711	4,563	4,563

Loan impairment and other credit risk provisions movements:
New impairment allowances	478	1,260	1,832
Reversal of impairment allowances no longer required	(59)	(139)	(220)
Recoveries of amounts previously written off	(21)	(8)	9

Total loan impairment and other credit risk provisions1	398	1,113	1,621

Other movements
Amount recorded in interest income from unwinding of discounting	1	(19)	(38)
Currency translation differences	172	76	51
Amounts written off (net)	(2,099)	(291)	(753)
Effect of deconsolidating entities	-	(8)	(83)
Reclassified to held for sale	(48)	-	(366)
Disposals of businesses and discontinued operations	(2,396)	343	650
Reserve for unearned interest accrued on impaired loans	21	43	66

Total other movements	(4,349)	144	(473)

Balance at end of period	1,760	5,820	5,711

 (1) This loan impairment and other credit risk provisions amount is decreased in the income statement by EUR 174 million, which relates to loss compensation under the Asset Protection Scheme back-to-back agreement. As a result, the impact on the income statement is EUR 224 million for the half year ended 30 June 2010 (Restated first half 2009 and restated full year 2009: nil)

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements (continued)

6. Tax
The effective tax rate on operating income from continuing operations for the first half of 2010 is negative 13.9% (half year ended 31 December 2009: 9.6%). The increase in tax assets is mainly due to deferred tax recoveries relating to trading losses recorded in the UK and other comprehensive income losses on available-for-sale interest earning securities.

EUR in millions	First half 2010		Full year 2009
	Assets	Liabilities	Assets	Liabilities

Deferred tax assets and liabilities

Current tax	531	209	595	337
Deferred tax	6,073	312	5,427	241

Total	6,604	521	6,022	578

7. Segmental analysis
Segment information is presented in respect of RBS Holdings N.V.’s business. The operating segments are consistent with RBS Holdings N.V.’s management and internal reporting structure applicable in the financial year. The segment measure is Operating profit/(loss) before tax.

Following the successful demerger of the majority of the Dutch State acquired businesses into the new ABN AMRO Bank, the Dutch State acquired businesses are classified as discontinued operations and no longer represent a separate segment. Profits from discontinued operations include the related operating results and the gain on sale. The comparative income statement figures for the year 2009 have been restated. Any remaining Dutch State acquired assets and liabilities are presented as assets and liabilities held for sale as at 30 June 2010. Comparative balance sheet figures have not been restated.

Measurement of segment assets, liabilities, income and expenses is based on RBS Holdings N.V.’s accounting policies. Segment assets, liabilities, income and expenses include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

To reflect the focus of and the governance created by the Managing Board on the residual RBS acquired businesses, RBS Holdings N.V. comprises four reportable segments, namely Global Banking & Markets (‘GBM’), Global Transactional Services (‘GTS’) and Central Items, together the ‘Core’ segments, and the Non-Core segment.

The GBM segment represents the business providing an extensive range of debt and equity financing, risk management and investment services to major corporations and financial institutions around the world. The GBM business within RBS Holdings N.V. offers four principal products: Global Lending, Equities, Short Term Markets & Funding and Local Markets.

GTS provides global transaction services, offering Global Trade Finance, Transaction Banking and International Cash Management.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements (continued)

7. Segmental analysis (continued)
The Central Items segment includes group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources. Central Items manages RBS Holdings N.V. Group’s capital resources, statutory and regulatory obligation and provides services to the branch network.

The Non-Core segment contains a range of businesses and asset portfolios managed separately and that RBS Holdings N.V. Group intends to run off or dispose of in line with RBS Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or alternatively transferred by the consortium members, the so-called ‘Shared Assets’, in which each of the consortium shareholders has a joint and indirect interest (assets represent 0.34% of RBS Holdings N.V.’s assets as at 30 June 2010).

EUR in millions	30 June 2010	Restated 31 December 20091

Total assets	241,417	469,345

GBM	151,209	179,692
GTS	11,867	9,072
Central Items	48,129	51,199

Core	211,205	239,963
Non-Core	29,498	43,672
Reconciling item (Dutch State assets)	714	185,710
(1) Changes have been made to RBS Holdings N.V.’s operating Segments in 2010. Comparative data have been restated accordingly.

Operating Segment information for the half year ended June 2010

EUR in millions	GBM	GTS	Central Items	Total Core	Non-Core	Total

Net interest income - external	320	100	(218)	202	348	550
Net interest income – other segments	(99)	53	120	74	(74)	-
Non- interest income - external	980	162	32	1,174	(126)	1,048
Non- interest income – other segments	17	(16)	(4)	(3)	3	-

Total income - external	1,300	262	(186)	1,376	222	1,598
Total income – other segments	(82)	37	116	71	(71)	-

Total	1,218	299	(70)	1,447	151	1,598

Operating expenses	(918)	(302)	(214)	(1,434)	(415)	(1,849)
Impairment losses & other credit risk provisions	(94)	-	-	(94)	(130)	(224)

Operating profit/(loss) before tax	206	(3)	(284)	(81)	(394)	(475)

Other Information:
Amortisation of purchased intangible assets	11	-	-	11	-	11
Write-down of goodwill	-	-	-	-	1	1

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements (continued)

7. Segmental analysis (continued)

Operating Segment information for the half year ended June 20091

EUR in millions	GBM	GTS	Central Items	Total Core	Non-Core	Total

Net interest income - external	495	82	(462)	115	762	877
Net interest income – other segments	(87)	101	227	241	(241)	-
Non- interest income - external	136	183	(41)	278	(1,308)	(1,030)
Non- interest income – other segments	62	3	(78)	(13)	13	-

Total income - external	631	265	(503)	393	(546)	(153)
Total income – other segments	(25)	104	149	228	(228)	-

Total	606	369	(354)	621	(774)	(153)

Operating expenses	(1,114)	(293)	(162)	(1,569)	(741)	(2,310)
Impairment losses & other credit risk provisions	(169)	(8)	-	(177)	(936)	(1,113)

Operating profit/(loss) before tax	(677)	68	(516)	(1,125)	(2,451)	(3,576)

Other Information:
Amortisation of purchased intangible assets	14	-	-	14	-	14
Write-down of goodwill	32	-	-	32	177	209
(1) Changes have been made to RBS Holdings N.V.’s operating Segments in 2010. Comparative data have been restated accordingly.

Operating Segment information for the year ended December 20091

EUR in millions	GBM	GTS	Central Items	Total Core	Non-Core	Total

Net interest income - external	646	295	(404)	537	1,132	1,669
Net interest income – other segments	64	59	257	380	(380)	-
Non- interest income - external	1,864	340	245	2,449	(2,723)	(274)
Non- interest income – other segments	4	(21)	(122)	(139)	139	-

Total income - external	2,510	635	(159)	2,986	(1,618)	1,368
Total income – other segments	68	38	135	241	(241)	-

Total income	2,578	673	(24)	3,227	(1,859)	1,368

Operating expenses	(2,282)	(650)	(361)	(3,293)	(1,304)	(4,597)
Impairment losses & other credit risk provisions	(257)	(27)	106	(178)	(1,443)	(1,621)

Operating profit/(loss) before tax	39	(4)	(279)	(244)	(4,606)	(4,850)

Other Information:
Amortisation of purchased intangible assets	28	-	-	28	1	29
Write-down of goodwill	32	-	-	32	195	227
(1) Changes have been made to RBS Holdings N.V.’s operating Segments in 2010. Comparative data have been restated accordingly.

8. Dividends

EUR in millions	First half 2010	First half 2009	Full year 2009
Dividends paid to the shareholders of the parent company	15	-	-
Dividends distributed to the shareholders of the parent company	15,519	-	-

Total	15,534	-	-

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements (continued)

During the period, dividends of EUR 15,534 million were distributed to the shareholders of RFS Holdings, reducing the share premium account and other reserves by EUR 10,671 millions and EUR 4,863 million respectively. On 5 February 2010 RBS Holdings N.V. made a dividend distribution of EUR 7.5 billion to RFS Holdings, for the benefit of Santander. Immediately before legal separation on 1 April 2010 RBS Holdings N.V. made a further dividend distribution of EUR 1.5 billion for the benefit of Santander, and then again for the benefit of Santander, on 30 June 2010 a dividend of EUR 15 million was paid. As part of the sale of the new ABN AMRO Bank N.V. on 1 April 2010, RBS Holdings N.V. made a EUR 6.5 billion dividend distribution to RFS Holdings, for the benefit of the Dutch State. After these distributions, the indirect interest of Santander has decreased to its share in the remaining Shared Assets.  The Dutch State interest in RBS Holdings N.V. comprises its share in the remaining Shared Assets as well as some assets and liabilities which could not be transferred to the new ABN AMRO Bank before legal separation.

9. Profit/(loss) from discontinued operations
Profits from discontinued operations include the related operating results and when sold, the applicable gain on sale.

Following the successful demerger of the majority of the Dutch State acquired businesses into the new ABN AMRO Bank on 6 February 2010, these businesses met the IFRS requirements of a disposal group held for sale. Legal separation of the new ABN AMRO Bank occurred on 1 April 2010 through a sale of the shares in that entity by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., a newly incorporated entity owned by the Dutch State. This disposal group represented a major line of business and therefore results for the period are presented as results from discontinued operations as a single line item in the consolidated income statement with prior period amounts restated.

The income statement of discontinued operations:
EUR in millions	First half 2010	Restated First half 2009	Restated Full year 2009

Operating income	1,415	2,426	4,908
Operating expense	(1,094)	(1,747)	(3,802)
Loan impairment and other credit risk provisions	(45)	(596)	(1,172)

Profit before tax	276	83	(66)
Gain on disposal before recycling of reserves	1,949	99	96
Recycled reserves	(1,180)	-	-

Operating profit from discontinued operations before tax	1,045	182	30
Tax	(95)	(6)	(48)

Profit/(loss) from discontinued operations net of tax	950	176	(18)

Cash flows attributable to discontinued operations:
EUR in millions	First half 2010	First half 2009	Full year 2009

Net cash flows from operating activities	(1,780)	(42)	(42)
Net cash flows from investing activities	452	-	-
Net cash flows from financing activities	145	-	-

Net cash flows from discontinued operations	(1,183)	(42)	(42)

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements (continued)

10. Assets and liabilities of businesses held for sale
As at 30 June 2010 the assets and liabilities of businesses held for sale represent balances of a number of RBS acquired businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios in within the Non-Core segment, as well as the remaining Dutch State acquired businesses. As at 31 December 2009 the assets and liabilities of businesses held for sale represent balances of a number of RBS acquired businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Non-Core segment.

EUR in millions	30 June 2010	31 December 2009

Assets of businesses held for sale
Cash and balances at central banks	161	146
Financial assets held for trading	166	494
Financial investments	693	582
Loans and receivables - banks	236	84
Loans and receivables - customers	3,200	3,284
Property and equipment	43	55
Goodwill and other intangibles	-	30
Accrued income and prepaid expenses	20	46
Other assets	107	168

Assets of businesses held for sale	4,626	4,889

Liabilities of businesses held for sale
Financial liabilities held for trading	43	474
Due to banks	176	66
Due to customers	3,701	7,823
Issued debt securities	38	(12)
Provisions	81	286
Accrued expenses and deferred income	37	74
Other liabilities	368	177
Subordinated liabilities	6	6

Liabilities of businesses held for sale	4,450	8,894

11. Contingent liabilities and commitments
EUR in millions	30 June 2010	31 December 2009

Contingent liabilities
Guarantees and assets pledged as collateral security	31,639	33,567
Other contingent liabilities	2,950	3,200

	34,589	36,767

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	41,434	48,593
Other commitments	187	2,927

	41,621	51,520

Additional contingent liabilities arise in the normal course of RBS Holdings N.V. Group’s business. It is not anticipated that any material loss will arise from these transactions.

RBS Holdings N.V. - 2010 Interim Results
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Notes to the condensed consolidated financial statements (continued)

12. Statement of cash flows

The following table analyses the determination of cash and cash equivalents:
EUR in millions	30 June 2010	31 December 2009

Cash and balances at central banks	7,243	28,382
Loans and receivables-banks	4,777	3,794
Due to banks	(11,805)	(11,582)

Cash and cash equivalents from continued operations	215	20,594

Cash and balances at central banks	161	146
Loans and receivables-banks	159	40
Due to banks	(12)	(4)

Cash and cash equivalents from businesses held for sale	308	182

Total	523	20,776

13. Litigation
RBS Holdings N.V. is involved in a number of legal proceedings in the ordinary course of our business in a number of jurisdictions. In presenting its condensed consolidated financial statements, management of RBS Holdings N.V. makes estimates regarding the outcome of legal, regulatory and arbitration matters, and takes a charge to income when losses with respect to such matters are probable. Charges, other than those taken periodically for costs of defence, are not established for matters when losses cannot be reasonably estimated.

Other than as set out below, so far as RBS Holdings N.V. is aware, RBS Holdings N.V. has not been engaged in or does not have pending or threatened any governmental, legal or arbitration proceedings, which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on its financial position or profitability.

World Online International N.V.
In November 2009, the Supreme Court in the Netherlands gave a declaratory judgement against World Online International N.V., Goldman Sachs International and ABN AMRO Bank N.V. (now known as The Royal Bank of Scotland N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgement does not establish liability or the amount of any loss.

On the basis of information currently available, management is of the opinion that the outcome of the proceedings that RBS N.V. is involved in is unlikely to have a material adverse effect on the consolidated financial position and the consolidated results of RBS Holdings N.V.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Notes to the condensed consolidated financial statements (continued)

Final settlement reached with United States Department of Justice
In May 2010, following a criminal investigation by the United States Department of Justice (‘DoJ’) into RBS N.V.’s dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. (formerly ABN AMRO Bank N.V.) formally entered into a Deferred Prosecution Agreement (‘DPA’) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired RBS Holdings N.V. including its subsidiary RBS N.V. The agreement was signed by RBS N.V. and is binding on that entity and its subsidiaries.

Pursuant to the DPA, RBS N.V. paid a penalty of US $500 million and agreed that it will comply with the terms of the DPA and continue to fully cooperate with any further investigations. Payment of the penalty was covered by a provision established in April 2007 when an agreement in principle to settle was first announced. Upon satisfaction of the conditions of the DPA for the period of 12 months from May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12 month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse impact upon RBS Holdings N.V.’s operations, any of which could have material adverse impact on its business, reputation, results of operation and financial condition.

14. Related party transactions
RBS Holdings N.V. has a related party relationship with associates, joint ventures, key management and shareholders of its parent company, RFS Holdings.

The UK government through HM Treasury is the majority shareholder of RBS Group, the ultimate consolidating parent of RBS Holdings N.V. The Dutch State is one of the shareholders of RBS Holdings N.V.’s parent company, RFS Holdings. As a result both the UK government and the Dutch State are related parties of RBS Holdings N.V. RBS Holdings N.V. Group enters into transactions with these and other related parties on an arms’ length basis.

Related party transactions in the half year ended 30 June 2010 were similar in nature to those for the year ended 31 December 2009. Full details of the RBS Holdings N.V. Group’s related party transactions for the year ended 31 December 2009 are included in RBS Holdings N.V.’s 2009 Annual Report.

15. Subsequent events
There were no subsequent events of any material significance after 30 June 2010.

16. Date of approval
The results for the half year ended 30 June 2010 were approved by the Managing Board on 30 August 2010.

RBS Holdings N.V. - 2010 Interim Results
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Principal risks and uncertainties

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Principal risks and uncertainties

In the section ‘Risk factors’, included in the RBS Holdings N.V.’s 2009 Annual Report are certain risk factors which could affect RBS Holdings N.V. Group’s future results and cause them to be materially different from expected results. These risk factors are hereby incorporated by reference into this report. RBS Holdings N.V. Group’s results are also affected by competition and other factors. The factors discussed in this report and in the RBS Holdings N.V.’s 2009 Annual Report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. In addition to the risk factors included in the RBS Holdings N.V.’s 2009 Annual Report, we consider the following to be the principal risks and uncertainties for RBS Holdings N.V. Group in the second half of 2010:

The RBS Holdings N.V. Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.
Pensions risk is the risk that liabilities of RBS Holdings N.V. Group’s various defined benefit pension schemes which are long-term in nature will exceed the schemes’ assets, as a result of which RBS Holdings N.V. Group is required or chooses to make additional contributions to the schemes. Given the current economic and financial market difficulties and the prospect that they may continue over the near and medium term, the RBS Holdings N.V. Group may experience pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant.

RBS Holdings N.V. Group is subject to enforcement risks relating to the United States Department of Justice’s criminal investigation of its dollar clearing activities
Although the final amount agreed with the United States Department of Justice (DoJ) regarding a criminal investigation into RBS Holdings N.V. Group's dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters is covered by an earlier estimate made by RBS N.V. (formerly ABN AMRO Bank N.V.) regarding the costs of resolving the investigation, the deferral period for further investigations pursuant to the Deferred Prosecution Agreement (DPA) signed in that regard is 12 months. RBS Holdings N.V. Group will comply with the terms of the DPA and continue to fully cooperate with any further investigations. However, failure to comply with the terms of the DPA during the 12 month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse impact upon RBS Holdings N.V. Group's operations, any of which could have a material adverse impact on its business, reputation, results of operation and financial condition.

The extensive organisational restructuring may adversely affect the RBS Holdings N.V. Group’s business, results of operations and financial condition.
As part of RBS Holdings N.V. Groups refocus on core strengths and its disposal programme, RBS Holdings N.V. Group has undertaken and continues to undertake extensive organisational restructuring involving the allocation of assets identified as non-core assets to a separate Non-Core Division, and the run-down and sale of those assets over a period of time. As a result of these activities, RBS Holdings N.V. Group may experience a high degree of business interruption, significant restructuring charges, delays in implementation, and significant strain on management, employee, operational and financial resources. Any of these factors could affect RBS Holdings N.V. Group’s ability to achieve its strategic objectives and have a material adverse effect on its business, results of operations and financial condition.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Risk and capital management

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Risk and capital management

Capital resources
With effect from 30 June 2010, RBS Holdings N.V. Group has migrated to Basel II status, applying AIRB for the majority of credit risk and the standardised approach for operational risk.  The risk-weighted assets and capital ratios as published in the 2009 Annual Report included Dutch State acquired businesses included in the new ABN AMRO Bank as well as capital of Santander and were based on Basel I.  On a proforma basis, the Tier 1 capital ratio for RBS Holdings N.V. Group excluding Dutch State acquired businesses included in the new ABN AMRO Bank and Santander capital as at 31 December 2009, applying Basel I was 16.9%.  On a proforma basis the Tier 1 capital ratio for RBS Holdings N.V. Group excluding Dutch State acquired businesses included in the new ABN AMRO Bank and Santander capital as at 31 December 2009 and applying Basel II was 8.8%. Following the migration to Basel II, RBS Holdings N.V. Group remains well capitalised and is committed to maintaining sound capital ratios.

EUR in millions	30 June 2010	31 December 2009
Composition of regulatory capital

Tier 1
Ordinary shareholders' equity	4,244	18,880
Minority interests	34	36
Adjustments for:
- Goodwill and other intangible assets - continuing	(26)	(103)
- Unrealised losses on available-for-sale (AFS) debt securities	2,248	1,059
- Unrealised gains on AFS equities	(183)	(219)
- Other regulatory adjustments	(899)	192

Core Tier 1 capital	5,418	19,845
Preference shares	2,643	5,014
Surplus/shortfall (disallowed Tier 1)	(320)	-
Less deductions from Tier 1 capital	(686)	(1,485)

Total Tier 1 capital	7,055	23,374

Tier 2
Unrealised gains on AFS equities	183	219
Perpetual subordinated debt	4,144	7,841
Disallowed Tier 1 added back to Tier 2	320	-
Surplus/shortfall (disallowed Tier 2)	(274)	-
Less deductions from Tier 2 capital	(686)	(1,485)

Total Tier 2 capital	3,687	6,575

Total regulatory capital	10,742	29,949

Risk weighted assets
Credit and counterparty risk	83,290	115,953
Market risk	1,406	1,582
Operational risk	4,324	-

	89,020	117,535

Capital Ratios
Core Tier 1 ratio	6.1%	16.9%
Tier 1 ratio	7.9%	19.9%
Total capital ratio	12.1%	25.5%

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Risk and capital management (continued)

Credit Risk

Asset quality by industry and geography
Credit risk is the risk arising from the possibility that RBS Holdings N.V. will incur losses owing to the failure of customers to meet their financial obligations. The quantum and nature of credit risk assumed in RBS Holdings N.V. Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Loans and advances to customers by geography and industry
The following table analyses the balance sheet carrying value of loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.

Loans and advances to customers by geography and industry as at 30 June 2010

EUR in millions	Netherlands	UK	Other Europe	US	Rest of World	Total

Central and local government	683	51	480	92	302	1,608
Financial Institutions	2,791	14,450	2,041	418	2,870	22,570
Individuals - Home	5	2	292	-	213	512
Individuals - Other	481	0	412	-	555	1,448
Other commercial and industrial comprising:
– Manufacturing	3,167	1,489	3,668	1,164	3,854	13,342
– Construction	723	37	351	-	130	1,241
– Service industries and business activities	7,680	3,193	4,760	1,614	4,942	22,189
– Agriculture, forestry and fishing	42	-	98	-	4	144
– Property	479	70	455	82	149	1,235
Finance leases and installment credit	-	-	11	-	10	21

Loans and advances to customers - gross	16,051	19,292	12,568	3,370	13,029	64,310
Provision						(1,692)

Loans and advances to customers – net						62,618

Loans and advances to customers by geography and industry as at 31 December 2009

EUR in millions	Netherlands	UK	Other Europe	US	Rest of World	Total

Central and local government	1,473	85	432	93	87	2,170
Financial Institutions	12,739	17,990	2,068	817	3,513	37,127
Individuals - Home	102,308	2	306	-	62	102,678
Individuals - Other	169	10	1,569	-	1,279	3,027
Other commercial and industrial comprising:
– Manufacturing	9,183	1,274	3,465	1,723	4,244	19,889
– Construction	872	40	290	-	223	1,425
– Service industries and business activities	29,909	4,047	5,836	1,887	5,636	47,315
– Agriculture, forestry and fishing	4,997	-	134	-	86	5,217
– Property	3,725	113	913	69	194	5,014
Finance leases and installment credit	-	-	11	-	9	20

Loans and advances to customers - gross	165,375	23,561	15,024	4,589	15,333	223,882
Provision						(5,636)

Loans and advances to customers - net						218,246

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Risk and capital management (continued)

Credit Risk (continued)

Proforma Loans and advances to customers by geography and industry as at 31 December 20091

EUR in millions	Netherlands	UK	Other Europe	US	Rest of World	Total

Central and local government	435	86	432	93	87	1,133
Financial Institutions	3,207	17,988	997	817	3,285	26,294
Individuals - Home	539	2	306	-	1	848
Individuals - Other	-	10	433	-	705	1,148
Other commercial and industrial comprising:	-	-	-	-	-	-
– Manufacturing	5,707	1,274	3,326	1,564	3,707	15,578
– Construction	385	40	271	-	218	914
– Service industries and business activities	11,161	4,047	2,850	1,645	5,098	24,801
– Agriculture, forestry and fishing	73	-	125	-	81	279
– Property	474	110	429	69	185	1,267
Finance leases and installment credit	-	-	10	-	10	20

Loans and advances to customers - gross	21,981	23,557	9,179	4,188	13,377	72,282
Provision						(3,259)

Loans and advances to customers - net						69,023
(1) Proforma balances as at 31 December 2009, to exclude Dutch State acquired businesses included in the new ABN AMRO Bank.

Risk elements in lending (REIL) and potential problem loans (PPL)

The table below sets out RBS Holdings N.V.'s loans that are classified as REIL and PPL.
	30 June 2010	Proforma 31 December 20091	31 December 2009
EUR in millions

Loans accounted for on a non-accrual basis2	2,295	4,470	8,089

Accruing loans which are contractually overdue 90 days or more as to principal interest3:	109	101	153

Total REIL	2,404	4,571	8,242

PPL 4	397	436	532

Total REIL and PPL	2,801	5,007	8,774

REIL as a % of gross lending to customers excluding reverse repos5	4.3%	7.4%	3.9%

REIL and PPL as a % of gross lending to customers excluding reverse repos5	5.0%	8%	4.1%

RBS Holdings N.V. classifies impaired assets as either Risk Elements in Lending (REIL) or Potential Problem Loans (PPL). REIL represents non-accrual loans, loans that are accruing but are past due 90 day and restructured loans. PPL represents impaired assets which are not included in REIL but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

(1)	Proforma balances as at 31 December 2009, to exclude Dutch State acquired businesses included in the new ABN AMRO Bank.
(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place, but no impairment recognised.
(4)	Loans for which an impairment event has occurred but no impairment provision is necessary.
(5)	Gross of provisions and excluding reverse repurchase agreements.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Risk and capital management (continued)

Financial Investments
RBS Holdings N.V. holds EUR 52.2 billion of financial investments as available-for-sale, the majority of which forms part of the Asset & Liability Management (‘ALM’) liquidity buffer. Of the portfolio, EUR 28.7 billion is OECD government issued debt, comprising exposures to European (EUR 22.8 billion) and US (EUR 5.5 billion) governments and government-related entities. Included therein are EUR 1.1 billion Greek sovereign debt instruments (unrealised losses amounted to EUR 602 million, net of tax).

Further positions in financial investments comprise EUR 18.8 billion of mortgage and other asset-backed securities which are eligible as collateral at central banks. The composition of this portfolio has not changed substantially from 31 December 2009 as disclosed on page 41 of the RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) 2009 annual report as part of the disclosure ‘Credit market and related exposures’. Included therein are EUR 7.1 billion residential mortgage-backed securities covered by the Dutch mortgage guarantee scheme and EUR 9.3 billion residential mortgage covered bonds the majority of which originated in Spain.

Unrealised losses net of tax, on available-for-sale debt securities amounted to EUR 2,248 in June 2010 (31 December 2009: EUR 1,059 million)

Market Risk
There have been no material changes to market risk in the trading book as disclosed in RBS Holdings N.V.’s annual report for the year ended 31 December 2009, that may materially affect the RBS Holdings N.V. Group’s business, results of operations, or financial condition.

Interest rate risk, one of the principal market risks in the non-trading book, is reduced following the sale of Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

RBS Holdings N.V. - 2010 Interim Results
UNAUDITED

Risk and capital management (continued)

Funding and liquidity

RBS Holdings N.V.’s liquidity policy is designed to ensure that at all times RBS Holdings N.V. can meet its obligations as they fall due. Liquidity management within RBS Holdings N.V. addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from the exposure to undrawn commitments and other contingent obligations.

Central Liquidity reserves

The table below shows the breakdown of liquid assets held by RBS Holdings N.V.

EUR in millions	30 June 2010	Proforma 31 December 20091
Liquidity reserves

Government securities	16,074	13,822
Unencumbered collateral2	14,171	14,494

Central liquidity portfolio	30,245	28,316
Cash and central bank balances	7,243	27,580

	37,488	55,896

(1)	Balances as at 31 December 2009 include RBS acquired businesses only.
(2)	Includes secured assets which are eligible for discounting at central banks.

Key Points
•
Cash and central bank balances were lower due to a reduction in surplus cash balances held at central banks and other liquid assets, which had been built up as a prudent measure ahead of the legal separation of the new ABN AMRO Bank on 1 April 2010. Following successful separation, the liquid assets and associated short-term wholesale funding were managed down to business as usual levels.

•	The increase in Government securities is caused by the release of collateral previously pledged with market counterparties.

Repo agreements
At 30 June 2010, RBS Holdings N.V. had EUR 7,681 million (31 December 2009: EUR 9,209 million) of customer secured funding and EUR 3,672 million (31 December 2009: EUR 6,361 million) of bank secured funding, which included borrowing using central bank funding schemes. With markets continuing to stabilize through the first half of 2010, RBS Holdings N.V. has reduced its reliance on secured funding from central bank liquidity schemes.

RBS Holdings N.V. - 2010 Interim Results
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Risk and capital management (continued)

Funding breakdown
The tables below analyses the composition of RBS Holdings N.V.’s sources of wholesale funding and the maturity profile of RBS Holdings N.V.’s debt securities in issue and subordinated debt.

EUR in millions	30 June 2010		Proforma 31 December 20091		31 December 2009
		%				%

Due to banks	42,893	26%	41,568	24%	46,145	13%
Issued debt securities:
- Commercial paper	8,130	5%	19,201	11%	19,365	5%
- Certificates of deposits	5,726	3%	1,811	1%	1,811	1%
- Medium term notes and other bonds	45,161	27%	50,994	29%	73,702	21%
- Securitisations	527	-	203	0%	782	-

Total issued debt securities	59,544	35%	72,209	42%	95,660	27%

Subordinated debt	7,611	5%	7,331	4%	14,544	4%

Total wholesale funding	110,048	66%	121,108	70%	156,349	44%
Due to customers	55,947	34%	52,866	30%	196,648	56%

Total funding	165,995	100%	173,974	100%	352,997	100%

(1) Balances as at 31 December 2009, to exclude Dutch State acquired businesses included in the new ABN AMRO Bank.

	30 June 2010
EUR in millions	Debt securities in issue	Subordinated debt	Total	%

Less than one year	29,207	1,666	30,873	46%
1-5 years	19,608	1,750	21,358	32%
More than 5 years	10,729	4,195	14,924	22%

	59,544	7,611	67,155	100%

	31 December 2009
EUR in millions	Debt securities in issue	Subordinated debt	Total	%

Less than one year	39,591	827	40,418	37%
1-5 years	26,490	9	26,499	24%
More than 5 years	29,579	13,708	43,287	39%

	95,660	14,544	110,204	100%

	Proforma 31 December 20091
EUR in millions	Debt securities in issue	Subordinated debt	Total	%

Less than one year	35,231	827	36,058	45%
1-5 years	14,483	9	14,492	18%
More than 5 years	22,495	6,495	28,990	37%

	72,209	7,331	79,540	100%

(1) Proforma balances as at 31 December 2009, to exclude Dutch State acquired businesses included in the new ABN AMRO Bank.

RBS Holdings N.V. - 2010 Interim Results
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Contacts

RBS Group Investor Relations
Investor.relations@rbs.com
+44 207 672 1758

RBS Group Media Relations:
+44 131 523 4414 (UK)
+31 20 4641150 (NL)

RBS Holdings N.V. - 2010 Interim Results
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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS Holdings N.V.
Date:	1 September 2010	By:	/s/ Pieter van der Harst
			Name:	Pieter van der Harst
			Title:	Chief Financial Officer